Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollar amounts in thousands)

	For the Three Months Ended March 31,
	2014	2013
Earnings:
Income from continuing operations before income taxes	$26,106	$31,668
Add: Fixed charges	33,331	26,415
Total earnings	$59,437	$58,083
Fixed charges:
Interest expense	$12,040	$10,147
Estimate of interest expense within rental expense	21,291	16,268
Total fixed charges	$33,331	$26,415
Ratio of earnings to fixed charges	1.8	2.2